FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes      No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes      No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes      No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Press Release dated September 18, 2003 titled, “The Investigation Committee’s Report on the Puertollano Refinery Accident.”

ITEM 1

Press Release
Corporate Direction External Relations	Paseo de la Castellana, 278-280 28046 Madrid España	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Puertollano, 18 September 2003
No. of pages: 12

THE INVESTIGATION COMMITTEE’S REPORT ON THE PUERTOLLANO
REFINERY ACCIDENT

     The Investigation Committee created on 18 August 2003 for investigating the causes of the accident that occurred at the Repsol YPF refinery at Puertollano on the 14th of that month concluded its work today.

     This Commission, made up of Repsol YPF technicians, safety and accident prevention experts, and representatives of the Comisiones Obreras, UGT, and CTI trade unions, have issued a summary, based on the material and documented facts and testimony, on the Verified Facts, Causes of the Accident, and Conclusions, which is being released today in its entirety and attached to this note, and communicated to the competent authorities and interested parties, as well as the victims’ families. This report will be formally submitted to the legal authorities once it has been complemented with all relevant background material.

     The Investigation Committee’s trade union representatives have “not signed the text and reserve their right to express a dissenting opinion”. The delegates of the Investigation Committee have unanimously stated their “acknowledgement for the spirit, effort, rigor, collaboration, objectivity, and transparency in the development of the Committee’s actions and the collaboration of the parties involved, thanks to which it was possible to obtain all the necessary documents and datas for the investigation”.

     The Committee delegates express their appreciation to other Committee members, and its Chairman, in particular, for the spirit and the collaboration prevailing during the course of the sessions.

     Independently of the Investigation Committee’s conclusions, Repsol YPF reiterates its willingness to implement the agreements reached last week with the trade union representatives in the “Negotiations Table” organized under the auspices of the Castilla-La Mancha Regional Council.

REPORT BY THE COMMITTEE CREATED FOLLOWING THE
AUGUST 2003 ACCIDENT AT THE PUERTOLLANO
REFINERY

18 SEPTEMBER 2003

SUMMARY OF VERIFIED RELEVANT FACTS

The most relevant facts verified by the Commission through testimonies, interviews, documents, records, inspections, reports, and technical analysis of variables and data are summarized below:

ON THE FACILITIES

General

a)
The facilities involved or affected by the 14 August 2003 accident had the corresponding authorizations, permits, and licenses—both industrial (project authorization, provisional start-up authorizations, definitive start-up authorizations, etc.) including the related environmental and municipal authorizations (license for opening and favorable report from the Subcomisión Delegada de Saneamiento)—as well as work-related authorizations (opening of the work center), all of which are recorded in the corresponding Industrial Registry. (Annex 4)

It has also been verified in documents that the installations successfully passed the regulatory periodical inspections by specialized control bodies of the competent industrial Administration. (Annex 5)

b)
Out of the total 827 detectors in the entire Refinery facilities, the installations subject of the Commission’s investigation have 74 fixed explosion, hydrogen sulphide, and hydrogen fluoride detectors (64 of which are explosion detectors); of the total detectors in the Complex, 340 are for explosions, 261 for hydrogen sulphide, 33 for hydrogen fluoride, 58 portable and 135 personal detectors. The inspection of the location of the fixed detectors obeys applicable technical and safety criteria. Based on testimony, it has been established that workers were carrying their personal detectors, some of which were automatically activated before the explosion, while others, which were also in the site, were not activated. Furthermore, the portable explosion detectors were not turned to check the work being carried out in areas close to the accident, although both the personal as well as the portable detectors were functioning correctly.

c)
The most recent inspections by Safety and Occupational Health experts of the competent Public Administrations, within the framework of the 30 November 1999 Collaboration Agreement for the improvement of safety and the 29 September 2000 Regulation Agreement, both of which were entered into with the Regional Administration’s Industry Council, acknowledge that the accident prevention standards at the Complex were generally adequate and complied with.

Tanks at the C-2 basin

The seven tanks located at the C-2 basin are built according to API-650 design standards and meet all the regulatory specifications for installations of this type. They have a HTG type level gauging system which incorporates a high level alarm system that sends signals to the Product Blend and Movement panel; tanks 2177A, 2177B, 2178A, 2178B y 2178C also have a very high level buoy-type alarm system which is physically independent from the above-mentioned system, and which also sends the corresponding signal to the panel. None of these two systems, both of which function correctly, were turned on during the hours prior to the accident.

1.3.- FCC Unit

a)
The design and technology of the Fluid Catalytic Cracking unit FCC) at the Puertollano Industrial Complex, which went into operations in 1982—with no incidence worthy of mention occurring since that time—was the work of an Exxon Engineering Petroleum Department, an internationally well-known company which is part of the Exxon Research and Engineering group and which holds the license for general crude oil refining processes and for FCC units in particular. This reflects on the status and specialization standards for these types of installations.

b)	The FCC unit corresponds to the “Flexicracking” type design, one of Exxon’s latest generation designs for Catalytic Cracking units.

c)	The installations, systems, and mechanisms at the Puertollano FCC unit, including the warning, recording, alarm, safety, and other systems, are the type installed in similar units worldwide.

d)	The FCC unit has one of the most modern process control technologies currently available, including:

- digital control;
- advanced control strategies; and
- multi-variable control.

These control systems make it possible to monitor all the variables in the process (temperature, flow, levels, pressure, etc, and the corresponding warnings and alarms), constantly, instantly, and in real time. The Commission has been able to verify the records of these variables, their charts, evolution, proper functioning, etc. in accordance with the aforementioned systems.

e)
In addition to the previously mentioned FCC control systems, the Commission has confirmed that the “Light Gasoline Section” in the unit has a calculator monitoring process variables (the pressure and temperature at the debutanizer tower) which provides real-time estimates of the Reid Vapor Pressure (RVP) of light fuels and compares it with laboratory values for this parameter. The corresponding tests confirmed that the calculations are reliable and offer an acceptable correlation under normal operations as well as under special circumstances.

f)
The process control systems (digital control, advanced control, and multi-variable control), similarly to the analyzer-calculator system for Reid Vapor Pressure, are the main central control and security instruments for the unit, enabling an immediate response for operation conditions and it safety.

g)	The FCC unit is also equipped with the usual operations and security systems:

	-	Drainage and bleeding of torch system.
	-	Heating and cooling systems for the various processes
	-	Re-circulation, re-flow, instrumentation, and automation systems for controlling levels, flows, pressures, and temperatures in the process as well as the corresponding insulation elements.

PERSONNEL

a)	Qualifications, experience and training.-

The inspection of the documents and testimony has established that the personnel working at the FCC unit have great experience and qualifications, and have received significant additional training. The Head Operators at the Unit and the Panel Operators who work in shifts close to the scene of the accident:

	-	have extensive experience since in most cases they have been working at the FCC unit for a minimum of 8 years to more than 20 years; and
-
as confirmed by their personal records, they have received significant professional training. All of them have taken courses for keeping abreast in matters related to operations, security, and control of the plants, with the most senior employees receiving more than 1,000 hours of training while the others have received more than 500 hours, excluding the hours spent in non-specific training on security, management and general professional subjects.

Besides their extensive experience in operations (more than 12 years) and as supervisors, those immediately above the Head Unit and Panel Operators also have advanced degrees in chemistry, technical mechanical or chemical engineering.

In short, the Investigation has been able to confirm that these employees are highly qualified and experienced, and have received appropriate training for performing their functions.

b)	Personnel staffing.

The inspection of the shift schedule and the interviews and records has shown that the shifts were filled on the days immediately prior to the accident. Furthermore, maintenance services had assigned two instrument operators to meet any possible extraordinary needs in starting up the unit.

c)	Knowledge of the operations, functions, and systems at the FCC unit and its Light Fuel Section.

The testimony of people working in different shifts and having different competencies in the FCC unit has demonstrated their knowledge of the functions, purposes, operation procedure manuals, variables and readings at the FCC installations, particularly on the Light Fuel Section, the text of which is attached to the other background material for this report, as well as of different operations, alternatives, and actions in the operations manuals, stoppages and start-ups. The knowledge of the readings and control panel systems, as well as their main parameters (temperatures, flows, pressures, warnings, etc.) was also demonstrated in the interviews that were carried out.

GENERAL CHARACTERISTICS OF THE OPERATIONS AT THE LIGHT FUEL SECTION

The review of the documentation, particularly the testimony of those working at the FCC unit shows that although the “Light Fuel Section” of this unit is very complete, it’s operations are not particularly difficult and are similar to other functions at the Complex; there was no reference or confirmation of other similar problems or precedents before the 14 August 2003 accident.

The objective of the light fuel section is to separate in-condensable gases, LPG and light fuel. Incondensable gases are separated at the top of the de-ethanizer absorber (C-41). LPG is separated at the top of the debutanizer tower (C-43) while light fuels are separated at the bottom of this tower. and light fuel is separated at the bottom of the debutanizer tower (C-43). Separation is appropriately carried out in both towers through heating, by properly controlling the pressure and temperature at the top and bottom of both towers at correct values to achieve separation. In short, the gases flow from the top and bottom of debutanizer thereby obtaining gas-free light fuel.

The importance of an adequate control of these pressures and temperatures to obtain the desired separation has been confirmed in the interviews with FCC personnel.

These towers have manual systems for drainage to the torch that are normally used, as was confirmed, during start-up and downtimes, until the right temperature and pressures are achieved in C-41 and C-43 to allow the flow of fuel to the tank. Furthermore, these towers have insulation, re-circulation, and re-flow systems to block the flow of products and to obtain the appropriate process variables for these products. Hence, the security system allowing the flow to the torch can be used and is applied, if called for, in a subsidiary fashion, in addition to the insulation, re-circulation and product flow blockage systems. In addition to checking the application of drainages to the torch, there is also a security system for stoptime which is ongoing and a final destination for the product, in contrast to the more timely, specific and established drainages in the start-up phase, whenever the temperatures in the towers and other circumstances lead to an increase in the Reid Vapor Pressure (RVP) above normal atmospheric pressure parameters, previously blocking the normal product flow. This is reflected by the way it is treated differently in the stoptime and start-up sections of the unit’s manual.

OPERATIONS AT THE FCC SECTIONS LOCATED BEFORE THE LIGHT FUEL SECTION FROM 10 TO 14 AUGUST 2003.-

a)
The FCC and other units at the Complex were shut down as a consequence of extraordinary circumstances that had nothing to do with the Industrial Complex installations – electric power was completely shut off after a fire had broken out at an area bordering the power lines of the company that supplies electricity. Following normal start-up procedures, activities were resumed on 10 August 2003.

b)
The start-up resumed with the normal feeding of gasoil de vacio to the FCC in the unit’s Reaction/Regeneration section that, together with the main Fractioning Section, is located before the FCC Light Fuel Section.

c)
Based on the information that has been verified, the most important operations in the Reaction/Regeneration Section focused on the proper functioning of the catalyst adding system that was partially obstructed.

d)
The different documents that have been checked reflect that, as a result of the actions on the previously mentioned catalyst adding system, the SE-3, 1, 4, and 12 by-passes were kept activated, and that the 622 PDSL-007 (low pressure differential in the HCV-001 valve) and the 622-FSL-004 (low flow volume to the reactor) elements were activated.

e)	The actions on the catalyst adding system resulted in the normal lower feed load to the unit.

f)	No circumstances worthy of mention were noted in the following Unit Section (main Fractioning Section).

g)
The testimony of those working in different shifts and of FCC personnel coincide in that the start-up circumstances were the normal and the usual ones for this type of operations in which specific operations for starting-up the unit have to performed, although these actions delayed the start-up phase.

h)
According to testimony, on the morning of 14 August 2003 at about 7:30 a.m., the employees in charge of the operations and of the FCC plant considered interrupting the start-up operations and resume them again because of the actions being taken at the catalyst adding system. Neither these circumstances nor the interruption of the start-up –finally not implemented because other alternatives were being executed – had any impact nor affected the situation at the unit’s Light Fuel Section.

OPERATIONS AT THE FCC LIGHT FUEL SECTION FROM 10 TO 14 AUGUST 2003

a)
The Commission’s examination of the blueprints, readings, testimony, and installations establishes that a product (light fuel lacking specific commercial quality parameters) was sent from this Section, and specifically from its C-43 debutanizer tower, to tank 2178 at the C-2 basin, from which, according to some of those who gave testimony, a cloud of gas emerged.

b)
It has also been technically verified that the impact of the previous FCC Unit Sections on the Light Fuel sector, also reflected in other testimony, is limited to feeding the volume of flow. The readings, systems, and variables of the Light Fuel Section and related operations make it possible to take autonomous decisions on the operations on the Reaction/Regeneration Section, the first section at the FCC.

c)
Furthermore, it has been established that the operations carried out relative to the catalyst adding system in the Reaction/Regeneration Sector are not a determining factor, nor bear any relationship, with actions pertaining to insulation, re-circulation, temperature recovery at the towers, and, in this case, on the torch drainage in the Light Fuel Section, and at the debutanizer tower, in particular.

d)
The bottom of the debutanizer tower (C-43) was drained to the same torch system on the morning shift of 11 August 2003. Light fuel began to flow through valve FC-414, which had been checked to confirm that it was functioning properly, into tank 2178-C in the afternoon shift.

e)
It has been established that the initial flow of light gasoline from the bottom of the debutanizer tower (C-43) to the 2178-C tank, on the 11th, concretely between 8:00 p.m. and 11:00 p.m. (with a 77M3/h flow volume), as well as on two more occasions until the 13th — between 9:00 a.m. and 10:00 a.m. on the 12th, with a flow volume of 14 m3/h., and between 3.00 a.m. and 7:00 a.m. on the 13th — were made at a Reid Vapor Pressure (RVP) of more than 2Kg/cm2—at least twice the atmospheric pressure at the reception tank. These flows were logically made at this RVP, with the temperatures at the C-41 and C-43 towers much lower than their normal values to be able to fraction, extract, and separate the gases (LPG) present in the gasoline flow.

f)
It has been shown that the product flow and its re-circulation —which prevents light gases (LPG) from flowing out with the product in the phases when the temperature in the bottom of these towers are not appropriate for eliminating gases through the top—were not carried out in the morning shift on 12 August; the torch system at the bottom of C-41 tower were bled on the 12 and 13 August, but this bleeding process was not performed on the bottom of the C-43 debutanizer tower as a safety and operational system.

g)
The reception and gradual increase in the flow of light gasoline sent from the bottom of the debutanizer tank into tank 2178-C began in parallel, without there being any other possible or actual flows —the olefin lines had not sent any products to the tank since last 29 July, and, moreover, olefin is a much heavier product. At no time, not even minutes before the accident, did the level at the tanks reach the high or very high level warning signs at the tanks.

h)
About 8:00 a.m. on 14 August and also coinciding, logically, with the very low temperature readings in towers C-41 and C-43—which are incompatible with the function of eliminating gases from the top and the liquids from the bottom without those volatile elements – light fuel was again sent to the 2178-C tank at a Reid Vapor Pressure (RVP)of more than 2 Kg/cm2.

i)
There is no proof that the torch system had been bled or that the insulation system or the system for re-circulating the product until it reaches temperatures compatible with the functions of the tank, had been carried out on the night of the 13th or the morning of the 14th, before sending the product again into the tank.

j)
The readings on the panel at the unit do reflect the low temperature variables in the towers and their corresponding warnings on the deviations, as well as on the high Reid Vapor Pressure (RVP), which the calculator infers on the flow of the product from the bottom of the debutanizer tower (C-43) in all the shipments of light fuels described in sections 3) and h) above.

k)
Following last shipment of light fuel with a RVP of more than 2 Kg/cm2 — despite the fact that the level of liquid in tank 2178-C did not reach any of the warning sign levels—the roof of the tank blew off and these gases subsequently and immediately leaked out and, after reaching a hot point, provoked the deflagration subsequent fire.

l)
The appearance of these gases in the tank was caused by their presence in the light gasoline product in the periods mentioned in sections e) and h). These gases had not been separated in the debutanizer tower (C-43) because the temperature at the bottom of the tank was not sufficient and because the current in this liquid was not eliminated by blocking its outflow and increasing its re-circulation in the Section until it reached the corresponding temperature, and, in such case, draining it into the torch system.

ll)
According to testimony, the circumstances related to shipping the light gasoline from the bottom of the debutanizer tower (C-43) at the previously mentioned Reid Vapor Pressures (RVP) were not known outside the unit operation circle, in contrast with the other catalyst adding related actions in the aforementioned Reaction/Regeneration Section.

CAUSE OF THE ACCIDENT

The deflagration and subsequent fire at the C-2 tank basin and its adjoining lines occurred when a pocket of gas – consisting mainly of butane and other lighter hydrocarbons (LPG) – reached a hot point and spilled out, displacing the floating roof of the light 2178-C fuel tank where it had accumulated as a result of the flow of light fuel from the bottom of the debutanizer tower (C-43) at the FCC unit —in four specific time periods on 11, 12, 13, and 14 August 2003. This occurred because the temperature and pressure were insufficient and inadequate for extracting those gases from the liquid flow—butane and other lighter hydrocarbons (LPG —9) which are usually included in this product and eliminated and separated in the C-43 tower—either by blocking the output from the debutanizer tower into the tank by channeling the fuel from the bottom of the tank and re-circulating it in the unit until it reaches the temperature and pressure in the C-43 tower, thereby eliminating the butane and other LPG—or by channeling the light fuel flow with the butane and other LPG components to the torch system which also eliminates the gas in a safe manner.

Although the readings in the unit control panel recorded all the temperature and pressure parameters at the towers (C-42 and C-43), reflecting the aforementioned circumstances,

as well as the alarms indicating temperature variations, and, lastly, the Reid Vapor Pressure calculation for the product which indicates whether or not the fuel contained any gases, no decisions were either taken or adopted on the operations for correcting or preventing this situation (by shutting the flow, re-circulating or draining the torch), probably because attention was mainly focused on another Section in the Unit which had a problem in the catalyst feeding system, even though some of these operations had indeed been carried out at another time and it was understood that these previously mentioned operations and safety systems had to be implemented at those aforementioned four specific time periods.

CONCLUSIONS

1)
The FCC unit and the Light Fuel Section in particular, were equipped with the control, operations, and safety systems that would have prevented fuel containing gases (butane and other LPGs), responsible for the accident, from leaking out.

2)
The readings for temperature, pressure and other variables, including the Reid Vapor Pressure (RVP) and the alarms for temperature deviations in the control and operations panel at the unit reflected and warned about the low temperature and high Reid Vapor Pressure at the specific time at which the fuel containing gases (butane and other LPG) which caused the accident was flowing.

3)
The operators were aware of the operations, control and safety systems at the Light Fuel Section, as well as of the values and determining variables related to the functions for extracting and eliminating gases in fuels, having implemented these on numerous occasions.

4)	The readings, control, and safety systems at the Unit make it possible to apply corrective mechanisms and operations for obtaining fuel without the previously mentioned gases.

5)	The alarm systems, values, and warnings on the panel at the Light Fuel Section of the unit went unheeded.

CRACKING CATALITICO FLUIDO (FCC)
Gas dulce a Combustible de uso interno
LAVADO GASES
Gases, GLP y Naftas
Planta Recuperación Azufre
Azufre Sólido
HUMOS
REACTOR
REGENERADOR
Catalizador Gastado
Catalizador Regenerado
FRACCIONAMIENTOPRINCIPAL
Gasolina Pesada
Gasoil Ligero
De/a Fracc. Primario
Gasoil Pesado
Slurry
C-41
DESETANIZADORA
C-43
DESBUTANIZADORA
Propano/ Butano
a Fraccionamiento
De/a Fracc. Primario
Aire
GASOIL DE VACIO
TANQUE 2178-C
Gasolina Ligera de FCC
REACTOR/REGENERADOR
NUCLEO DE LA PLANTA
FRACCIONAMIENTO PRINCIPAL
DESTILACION CONVENCIONAL
SECCIÓN DE LIGEROS
DESTILACIÓN ELEMENTAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: September 22, 2003	By:	/s/ Luis Mañas
		Name:	Luis Mañas
		Title:	Chief Financial Officer